Impact BioMedical Inc.

1400 Broadfield Blvd., Suite 130

Houston, TX 77084

Tel: (585) 325-3610

August 12, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Daniel Crawford

Re:	Re: Impact BioMedical Inc. Registration Statement on Form S-1 File No. 333-275062 Withdrawal Request for Acceleration

Ladies and Gentlemen:

We hereby request the withdrawal of our request for acceleration, dated August 8, 2024, of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-275062) that was requested to become effective at 4:00 p.m. Eastern Time, on August 12, 2024, or as soon thereafter as practicable. We hereby respectfully withdraw this acceleration request at this time.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Sichenzia Ross Ference Carmel LLP, attention: Darrin M. Ocasio, Esq. at (917) 848-6325.

Very truly yours,

IMPACT BIOMEDICAL INC.

By:	/s/ Frank D. Heuszel
Frank D. Heuszel
Chief Executive Officer